Exhibit 99.1

Solmate Infrastructure PLC (NASDAQ: SLMT) Continues SOL Accumulation with Additional Purchases as Holdings Surpass $100 Million

DUBLIN, IRELAND — August 20, 2026 — Solmate Infrastructure PLC (NASDAQ: SLMT) (“Solmate” or the “Company”) today announced the acquisition of approximately 1,000 SOL on August 20th, 2026. Following the acquisition, the Company held approximately 1.25M SOL as of August 20th, 2026.

Based on a SOL market price of $85 as of 16:30 EDT, 19th August 2026 sourced from Kraken, the estimated market value of the Company’s SOL holdings was approximately $102.2M. The market value of the Company’s SOL holdings will fluctuate with the market price of SOL and may decline substantially. The figures presented in this release are unaudited estimates as of the dates indicated and do not reflect proceeds the Company would realize on any actual disposition.

The milestone comes approximately one week after Solmate introduced its public dashboard, designed to provide investors with increased visibility into the Company’s SOL holdings and treasury position.

“We have continued to build our SOL position in a disciplined way, and we believe shareholders should be able to see the results of that work on a regular basis,” said Ron Sade, Chief Executive Officer of Solmate. “Our treasury dashboard is updated once each trading day so that the market has a consistent, sourced view of what we hold and how it is being deployed.”

Solmate’s continued SOL accumulation remains a core component of the Company’s strategy. The Company’s recently announced expansion into AI infrastructure represents an additional growth initiative and does not change its commitment to building its position within the Solana ecosystem.

“We see these strategies as complementary, not competing,” Sade added. “Our expansion into AI infrastructure is about creating additional opportunities for growth while our conviction in Solana remains unchanged. We intend to continue evaluating opportunities to increase our SOL holdings when we believe doing so creates attractive long-term value for shareholders.”

Growing SOL Treasury, Greater Transparency

Information regarding the Company’s SOL holdings, staking activity and related metrics is available on the Company’s treasury dashboard. The dashboard is normally updated once per trading day at 16:30 New York time and presents unaudited estimates as of the time indicated. Figures presented on the dashboard are point-in-time snapshots, are not updated in real time, and may differ from amounts subsequently reported in the Company’s audited or reported financial statements.

The Company believes that combining continued SOL accumulation, transparent reporting of its digital asset holdings, and expansion into complementary infrastructure opportunities positions Solmate to participate in two of the most significant areas of technology growth: decentralized digital infrastructure and artificial intelligence.

The Solmate holdings dashboard is available here.

ENDS

About Solmate Infrastructure PLC

Solmate Infrastructure PLC (NASDAQ: SLMT) is building next-generation digital infrastructure spanning blockchain and staking. The Company is focused on creating long-term shareholder value through the ownership, operation, and optimization of mission-critical digital infrastructure assets.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the Company’s intention to continue accumulating SOL, the market value of the Company’s SOL holdings, the Company’s expansion into AI infrastructure and other complementary infrastructure opportunities and the anticipated benefits thereof, the Company’s belief that its SOL accumulation strategy and AI infrastructure initiative are complementary, the Company’s expectations regarding the availability, content, and updating of its holdings dashboard, and the Company’s ability to create long-term value for shareholders.

These forward-looking statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those anticipated, including volatility in the price of SOL and other digital assets, the possibility that the market value of the Company’s SOL holdings may decline substantially, including below $100 million, in a short period of time, the Company’s ability to identify, finance, and execute its AI infrastructure initiatives and to realize the anticipated benefits of those initiatives, regulatory developments affecting digital assets, and risks relating to staking, custody, and third-party service providers.

Holdings and market value figures referenced in this press release and presented on the Company’s holdings dashboard are unaudited estimates as of the date indicated, are based in part on third-party pricing sources, do not represent proceeds realizable upon an actual disposition, and may differ materially from the carrying value of the Company’s digital assets as reported in its financial statements prepared in accordance with IFRS. Information contained on or accessible through the dashboard is not incorporated by reference into, and does not form a part of, this press release or any filing made by the Company with the U.S. Securities and Exchange Commission, and in the event of any inconsistency, the Company’s SEC filings shall control.

Additional information regarding these risks can be found in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

Media enquiries:

Wachsman

solmate@wachsman.com